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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. __________)(1)



                             PRESTIGE BANCORP., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    741115109
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                                 (CUSIP Number)


                              --------------------

         CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                                    SCHEDULE 13G
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CUSIP NO. 741115109                            13G                             PAGE 1 OF 4 PAGES
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
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     1      NAME OF REPORTING PERSONS
                     Prestige Bancorp., Inc. Employee Stock Ownership Plan & Trust
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                     25-1785128
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      [ ]
                     N/A                                                  (b)      [ ]
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     3      SEC USE ONLY
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     4      CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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    NUMBER OF                   5     SOLE VOTING POWER
     SHARES
  BENEFICIALLY
  OWNED BY EACH
    REPORTING
   PERSON WITH              --------------------------------------------------------------------
                                6     SHARED VOTING POWER
                                               88,477(2)
                            --------------------------------------------------------------------
                                7     SOLE DISPOSITIVE POWER
                                               -0-
                            --------------------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER
                                               -0-
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     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     88,477(2)
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*            [ ]
                     N/A
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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     9.31%(3)
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    12      TYPE OF REPORTING PERSON*           EP

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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(2)  Increased in shares due to the receipt of a stock dividend.

(3) Change in percentage due to common stock buyback plans initiated by the Issuer and not due to additional purchases by the ESOP.


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                                                                                    SCHEDULE 13G
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CUSIP NO. 741115109                            13G                             PAGE 2 OF 4 PAGES
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ITEM 1(a)   NAME OF ISSUER:

                     Prestige Bancorp, Inc.
            ------------------------------------------------------------------------------------

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     710 Old Clairton Road, Pleasant Hills, PA  15236
            ------------------------------------------------------------------------------------

ITEM 2(a)   NAME OF PERSON FILING:

                     Prestige Bancorp, Inc. Employee Stock Ownership Plan & Trust
            ------------------------------------------------------------------------------------

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                     710 Old Clairton Road, Pleasant Hills, PA  15236
            ------------------------------------------------------------------------------------

ITEM 2(c)   CITIZENSHIP:

                     United States of America
            ------------------------------------------------------------------------------------

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

                     Common Stock
            ------------------------------------------------------------------------------------

ITEM 2(e)   CUSIP NUMBER:

                     741115109
            ------------------------------------------------------------------------------------

ITEM 3.     IF THIS STATEMENT IS FILE PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK
            WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

            (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

            (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

            (d)  [ ]  Investment Company registered under Section 8 of the Investment
                      Company Act,

            (e)  [ ]  Investment Adviser registered under Section 203 of the Investment
                      Advisers Act of 1940,
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                                                                                    SCHEDULE 13G
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CUSIP NO. 741115109                            13G                             PAGE 3 OF 4 PAGES
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            (f)  [X]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
                      Fund: see 13d-1(b)(1)(ii)(F),

            (g)  [ ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
                      see Item 7,

            (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.  OWNERSHIP.

            (a)  Amount beneficially owned:

                        88,477
            ------------------------------------------------------------------------------------

            (b)  Percent of class:

                        9.31%
            ------------------------------------------------------------------------------------

            (c)  Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote
                                                                 --------------------------- - ,

                 (ii)   Shared power to vote or to direct the vote     88,477(4)               ,
                                                                  -------------------------- - ,

                 (iii)  Sole power to dispose or to direct the disposition of                  ,
                                                                             --------------- - ,

                 (iv)   Shared power to dispose or to direct the disposition of

                        -------------------------------------------------------------------- - ,





ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                           N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
                           N/A
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(4)  Shares held in the ESOP are either allocated to a participant of the ESOP or held in a suspense account. Allocated shares are voted in accordance with the instructions of the participant to which such shares have been allocated. With respect to allocated shares as to which the trustee receives no such instructions, or to unallocated shares held in the suspense account, the trustee shall vote such shares on issues presented to the shareholders in accordance with the same percentage votes of participants that vote the allocated shares.

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                                                                                    SCHEDULE 13G
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CUSIP NO. 741115109                            13G                             PAGE 4 OF 4 PAGES
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
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
         BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
                           N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                           N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
                           N/A

ITEM 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             January 28, 1999
                                            ---------------------------------------------------
                                                                  (DATE)

                                                            /s/ ROBERT S. ZYLA
                                            ---------------------------------------------------
                                                                 (SIGNATURE)

                                            ROBERT S. ZYLA, TRUSTEE FOR PRESTIGE BANCORP., INC.
                                            EMPLOYEE STOCK OWNERSHIP PLAN & TRUST
                                            ---------------------------------------------------
                                                                (NAME/TITLE)
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